EXHIBIT 99.1

BETTERLIFE PHARMA INC.

Consolidated Financial Statements

Years ended January 31, 2022, 2021 and 2020

(Expressed in Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of BetterLife Pharma Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of BetterLife Pharma Inc. as of January 31, 2022 and January 31, 2021, and the related consolidated statements of comprehensive loss, consolidated statements of shareholders’ (deficit) equity, and consolidated statements of cash flows for each of the years in the three-year period ended January 31, 2022, and the related notes and schedules (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of January 31, 2022 and 2021, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended January 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgment. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

2

Going concern assessment

Description of the matter

As described in note 1 to the consolidated financial statements, the consolidated financial statements of the Company are prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. As at January 31, 2022, the Company has not earned any revenue and has an accumulated deficit of $103,170,480 and expects to incur additional losses in the future. The ability of the Company to continue as a going concern is dependent on raising capital to fund its initial business plan and ultimately to attain profitable operations. Accordingly, the Company has determined that these factors raise substantial doubt as to the Company’s ability to continue as a going concern for a period of one year from the end of the reporting period being January 31, 2022. Management intends to continue to fund its business by way of equity issuances as may be required, in order satisfy the Company’s obligations as they come due for at least one year from the end of the reporting period. However, the Company has not concluded that these plans alleviate the substantial doubt related to its ability to continue as a going concern.

How the Critical Audit Matter Was Addressed in the Audit

We determined the Company’s ability to continue as a going concern is a critical audit matter due to the estimation and uncertainty regarding the Company’s available capital and the risk of bias in management’s judgments and assumptions in their determination. Our audit procedures related to the Company’s assertion on its ability to continue as a going concern included the following, among others:

•	We enquired of Company management and reviewed company records to assess whether there are additional factors that contribute to the uncertainties disclosed.

•	We assessed whether the Company’s determination that there is substantial doubt about its ability to continue as a going concern was adequately disclosed.

•	We evaluated the probability that the Company will be able to achieve successful equity financings.

•	We evaluated the probability that the Company will be able to reduce capital expenditures and other operating expenditures if required.

•	We assessed management’s plans in the context of other audit evidence obtained during the audit to determine whether it supported or contradicted the conclusion reached by management.

Assessment of financial guarantee liability

Description of the matter

As described in notes 5(b) and 9 to the consolidated financial statements, during the year ended January 31, 2021, the Company sold 100% of its equity interests in its fully owned subsidiary, Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), to an unrelated third party. Subsequent to the sale, the Company remains a guarantor on the lease which was transferred to the third-party as part of the sale. The Company recognized a financial guarantee liability at its fair value, taking into account any subsequent loss allowances.

Measuring the estimated financial guarantee liability is complex and judgmental due to the level of uncertainty involved in management’s estimate of the amount and likelihood of potential payout in the case of payment default by the lessee.

3

How we addressed the matter in the Audit

To test the accuracy and completeness of the Company’s estimated financial guarantee liability, our procedures included:

•	We enquired with management regarding the Company’s position on its assessment of the loss allowances on the financial guarantee contract.

•	We also enquired as to the financial position of the new lessee to assess reasonability of management’s estimate.

•	We further enquired with the Company’s external legal counsel to obtain an understanding of the Company’s exposure as a result of the lessee’s default under the lease agreement and implications of the relating guarantee clause, and assess the reasonability of the estimated amount and likelihood of payout on the part of the financial guarantor.

•	We performed sensitivity analyses to determine the effect of changes in assumptions on the financial guarantee liability.

We have served as the Company’s auditor since 2019.

Montreal, Canada
MNP LLP
May 31, 2022

1 FCPA auditor, FCA, public accountancy permit no. A122514

4

BETTERLIFE PHARMA INC.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	January 31, 2022 $	January 31, 2021 $
Assets

Current assets
Cash	173,513	154,722
Amounts receivable	324,993	520,122
Prepaids and other current assets	644,422	654,710

Total current assets	1,142,928	1,329,554

Non-current assets
Property and equipment, net (Note 7)	18,435	36,871

Total assets	1,161,363	1,336,425

Liabilities and Shareholders’ Deficit

Current liabilities
Accounts payable and accrued liabilities	3,341,261	4,503,217
Due to related parties (Note 18)	144,867	661,660
Income tax payable (Note 19)	160,006	–
Financial guarantee liability (Notes 9 and 21(e))	218,780	182,200
Convertible debentures (Note 10)	237,880	500,000
Loans payable (Note 11)	40,000	–
Warrant liabilities (Note 13(a))	353	–

Total current liabilities	4,143,147	5,847,077

Non-current liabilities
Financial guarantee liability (Notes 9 and 21(e))	864,515	–
Loans payable (Note 11)	34,559	–
Warrant liabilities (Note 13(a))	–	131,603

Total liabilities	5,042,221	5,978,680

Shareholders’ Deficit
Common shares (Note 12)	75,384,509	63,670,860
Reserves (Notes 13(b), 14 and 15)	23,655,647	22,618,544
Accumulated other comprehensive income	249,466	109,647
Accumulated deficit	(103,170,480)	(91,011,306)

Total shareholders’ deficit	(3,880,858)	(4,612,255)

Total liabilities and shareholders’ deficit	1,161,363	1,366,425

Nature of operations and going concern (Note 1), commitments and contingencies (Note 21) and events after the reporting date (Note 26)

Approved on behalf of the Board of Directors

“Ahmad Doroudian”	Director

“Ralph Anthony Pullen”	Director

(The accompanying notes are an integral part of these consolidated financial statements)

5

BETTERLIFE PHARMA INC.

Consolidated Statements of Comprehensive Loss

(Expressed in Canadian dollars)

	Years Ended
	January 31, 2022 $	January 31, 2021 $	January 31, 2020 $

Expenses
Amortization and depreciation of equipment and intangible assets (Notes 7 and 8)	18,436	157,760	985,895
Amortization of right-of-use assets (Note 9)	–	(69,849)	361,502
Consulting fees	1,045,539	1,982,846	1,608,692
Finders fee expense	–	–	100,000
Foreign exchange loss (gain)	238,206	(39,050)	38,057
General and administrative	425,865	1,743,415	923,877
Lease liability expense (Note 9)	–	479,164	347,445
Licensing fees	–	–	40,029
Professional fees	879,054	1,447,202	1,707,892
Promotion and marketing	437,689	185,952	96,641
Repairs and maintenance	–	22,808	45,875
Research and development	5,420,634	284,700	63,767
Wages, salaries and employment expenses	1,742,402	1,720,419	3,016,626

Total expenses	10,207,825	7,915,367	9,336,298

Loss from operations	(10,207,825)	(7,915,367)	(9,336,298)

Other income (expenses)
Accretion expense (Notes 10 and 11)	(6,584)	(33,054)	(380,754)
Change in unrealized gains (losses) on warrant liabilities (Note 13(a))	131,250	(73,885)	–
Financial guarantee expense (Notes 9 and 21(e))	(1,224,522)	(182,200)	–
Gain on debt modification (Note 10)	56,264	–	–
Gain (loss) on sale/abandonment of assets, net (Notes 4 and 5)	191,699	804,429	(1,303,278)
Interest expense	(51,761)	(7,046)	(48,024)
Interest income	–	265	4,479
Loss on impairment of equipment (Note 7)	–	–	(3,901)
Loss on impairments and write-offs of inventory and other (Note 17(c))	–	–	(1,466,377)
Loss on impairment of intangible assets (Note 8)	–	(12,116,908)	(6,625,246)
Loss on impairment of loan receivable (Notes 17(a) and 17(b))	–	–	(213,085)
Other	26,933	(40,358)	48,382
Penalties expense (Note 19)	(344,492)	–	–
Settlements and legal provisions (Notes 4, 18 and 21(e))	(563,470)	(120,000)	(264,660)
Unidentifiable assets acquired (Note 6(a))	–	(16,666,666)	–

Total other income (expenses)	(1,784,683)	(28,435,423)	(10,252,464)

Net loss before income taxes	(11,992,508)	(36,350,790)	(19,588,762)
Income tax expense (Note 19)	(166,666)	–	–

Net loss for the year	(12,159,174)	(36,350,790)	(19,588,762)

Other comprehensive income (loss)
Foreign currency translation adjustment of foreign operations	139,819	(62,380)	48,962

Net comprehensive loss for the year	(12,019,355)	(36,413,170)	(19,539,800)

Net loss per share, basic and diluted	(0.16)	(1.34)	(1.30)

Weighted average shares outstanding, basic and diluted	75,469,531	27,027,028	15,035,909

(The accompanying notes are an integral part of these consolidated financial statements)

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BETTERLIFE PHARMA INC.

Consolidated Statements of Shareholders’ (Deficit) Equity

(Expressed in Canadian dollars)

	Common Shares		Common Shares		Accumulated Other Comprehensive Income - Foreign Currency
	Shares(i) #	Amount $	Issuable $	Reserves $	Translation $	Deficit $	Total $
Balance – January 31, 2019	9,689,966	21,395,999	10,000	17,038,202	123,065	(35,071,754)	3,495,512
Common shares issued for services (Notes 12(q) and 12(s))	123,790	215,129	(10,000)	–	–	–	205,129
Common shares issued for settlement of accounts payable and accrued liabilities (Note 12(r))	169,032	338,065	–	–	–	–	338,065
Common shares issued for conversion of debentures (Note 12(w))	59,524	261,821	–	(11,821)	–	–	250,000
Common shares and warrants issued for cash (Notes 12(t) and 12(u))	6,695,000	16,390,000	–	–	–	–	16,390,000
Common shares and warrants issued as share issue costs (Notes 12(t) and 12(v))	470,800	(1,081,566)	–	1,001,566	–	–	(80,000)
Share-based payments (Note 15)	–	–	–	1,597,655	–	–	1,597,655
Foreign currency translation adjustment of foreign operations	–	–	–	–	48,962	–	48,962
Net loss	–	–	–	–	–	(19,588,762)	(19,588,762)

Balance – January 31, 2020	17,208,112	37,519,448	–	19,625,602	172,027	(54,660,516)	2,656,561
Common shares issued for services (Note 12(1))	1,235,399	1,762,813	–	(411,006)	–	–	1,351,807
Common shares and warrants issued for cash, net (Notes 12(j))	716,725	1,185,794	–	103,549	–	–	1,289,343
Common shares issued for asset acquisitions (Notes 6, 12(l) and 12(n))	31,550,572	22,760,816	–	100,312	–	–	22,861,128
Common shares issued on exercise of special warrants and warrants (Notes 12(m) and 12(p))	646,000	339,600	–	(150,000)	–	–	189,600
Common shares issued on conversion of convertible debenture (Note 12(o))	89,034	102,389	–	–	–	–	102,389
Equity component of convertible debentures	–	–	–	12,671	–	–	12,671
Special warrants issued for cash, net (Note 12(m))	–	–	–	2,510,784	–	–	2,510,784
Share-based payments (Note 15)	–	–	–	826,632	–	–	826,632
Foreign currency translation adjustment of foreign operations	–	–	–	–	(62,380)	–	(62,380)
Net loss	–	–	–	–	–	(36,350,790)	(36,350,790)

Balance – January 31, 2021	51,445,842	63,670,860	–	22,618,544	109,647	(91,011,306)	(4,612,255)
Common shares issued for services (Note 12(a))	427,069	143,850	–	(28,350)	–	–	115,500
Common shares issued for settlement of accounts payable and accrued liabilities (Note 12(a))	23,724	40,331	–	–	–	–	40,331
Common shares and warrants issued for cash, net (Notes 12(b), 12(e), 12(f), 12(g) and 12(h))	25,760,190	11,465,829	–	1,159,891	–	–	12,625,720
Common shares issued, compensation options granted and cash paid as share issue costs (Notes 12(b), 12(e) and 12(f))	1,212,115	(2,081,480)	–	896,465	–	–	(1,185,015)
Common shares issued on exercise of special warrants (Note 12(c))	6,372,298	2,794,868	–	(2,794,868)	–	–	–
Issue costs of special warrants (Note 12(c))	–	(572,565)	–	572,565	–	–	–
Issue costs (Note 12(d))	–	(77,184)	–	–	–	–	(77,184)
Share-based payments (Notes 13(b) and 15)	–	–	–	1,231,400	–	–	1,231,400
Foreign currency translation adjustment of foreign operations	–	–	–	–	139,819	–	139,819
Net loss	–	–	–	–	–	(12,159,174)	(12,159,174)

Balance – January 31, 2022	85,241,238	75,384,509	–	23,655,647	249,466	(103,170,480)	(3,880,858)

(i) After the effect of the common share consolidation on a ten (10) old for one (1) new common share basis (Note 12).

(The accompanying notes are an integral part of these consolidated financial statements)

7

BETTERLIFE PHARMA INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Years Ended
	January 31, 2022 $	January 31, 2021 $	January 31, 2020 $
Operating activities

Net loss	(12,159,174)	(36,350,790)	(19,588,762)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion expense	6,584	12,671	294,000
Amortization and depreciation of equipment and intangible assets	18,436	157,760	985,895
Amortization of right-of-use assets	–	185,053	421,984
Change in unrealized gains/losses on warrant liabilities	(131,250)	73,885	–
Common shares issued for services	115,500	1,351,808	185,129
Financial guarantee liability	901,095	182,200	–
Foreign exchange loss (gain)	238,206	(39,050)	(11,085)
Gain on debt modification	(56,264)	–	–
Gain (loss) on sale/abandonment of assets, net	–	(804,429)	1,303,278
Loss on impairment of equipment	–	–	3,901
Loss on impairment of intangible assets	–	12,116,908	6,625,246
Other income – premium on loans payable	(50,949)	–	–
Share-based payments	1,231,400	826,632	1,597,655
Unidentifiable assets acquired	–	16,666,666	–
Changes in working capital accounts:
Amounts receivable	181,029	(349,896)	(92,879)
Prepaids and other current assets	10,288	(269,998)	10,415
Deposit	–	–	(177,300)
Accounts payable and accrued liabilities	(1,157,595)	(993,932)	1,050,328
Due to related parties	(516,793)	69,631	(329,446)
Income tax payable	166,667	–	–
Deferred revenue	–	–	(159,000)
Net cash used in operating activities	(11,202,820)	(7,164,881)	(7,880,641)

Investing activities
Acquisition obligation	–	–	(432,923)
Cash acquired through acquisitions	–	25,065	–
Loans receivable, net	–	–	(165,428)
Purchase of property and equipment	–	(10,153)	(542,742)
Purchase of intangible assets	–	(86,462)	–
Net cash used in investing activities	–	(71,550)	(1,141,093)

Financing activities
Lease payments	–	(499,929)	(559,580)
Payment for debt modification	–	–	(250,000)
Proceeds from (repayment of) convertible debenture	(250,000)	600,000	(3,250,000)
Proceeds from exercise of warrants	–	189,600	–
Proceeds from issuance of common shares and warrants, net	11,440,705	1,289,343	16,310,000
Proceeds from issuance of special warrants, net	–	2,510,630	–
Proceeds from loans payable	120,000	–	–
Repayment of promissory note	–	–	(24,000)
Shelf prospectus transaction costs	(77,184)	–	–
Net cash provided by financing activities	11,233,521	4,089,644	12,226,420

Effects of exchange rate changes on cash	(11,910)	19,805	2,218
Net change in cash	18,791	(3,126,982)	3,206,904
Cash – beginning of period	154,722	3,281,704	74,800
Cash – end of period	173,513	154,722	3,281,704

Supplemental cash flow disclosures (Note 16)

(The accompanying notes are an integral part of these consolidated financial statements)

8

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2022, 2021 and 2020

(Expressed in Canadian dollars)

1. Nature of Operations and Going Concern

BetterLife Pharma Inc. (the “Company”) was incorporated in British Columbia under the Business Corporations Act on June 10, 2002 whose common shares are publicly traded on the Canadian Securities Exchange under the symbol “BETR”. The Company is a biopharmaceutical company engaged in the development and commercialization of patented, differentiated and premium quality pharmaceuticals.

These consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, no adjustments to the carrying value of the assets and liabilities have been made in these audited consolidated financial statements should the Company no longer be able to continue as a going concern. Any such adjustments could be material. As at January 31, 2022, the Company has not earned any revenue and has an accumulated deficit of $103,170,480. The continued operations of the Company are dependent on its ability to generate future cash flows through additional financing or commercialization, which have been impacted as a result of the global outbreak of coronavirus (“COVID-19”) (Note 2(d)), weakening of capital markets and global economic impact from the Russia-Ukraine war. Management intends to continue to pursue additional financing through issuances of equity. There is no assurance that additional funding will be available on a timely basis or on terms acceptable to the Company. These events or conditions indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

The head office and principal address of the Company is located at 1275 West 6th Avenue, #300, Vancouver, BC, Canada, V6H 1A6.

2. Significant Accounting Policies

(a) Basis of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared in accordance with the accounting policies presented below and are based on IFRS and IFRIC interpretations issued and effective as of January 31, 2022.

These consolidated financial statements were approved by the Board of Directors and authorized for issue on May 31, 2022.

(b) Basis of Measurement and Presentation

These consolidated financial statements have been prepared on a historical cost basis, except for share-based payment transactions and certain financial instruments which are measured at fair value, and are presented in Canadian dollars.

(c) Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

9

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

Subsidiaries are fully consolidated from the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same period as the parent company, using consistent accounting policies. The Company has consolidated the assets, liabilities, revenues and expenses of its subsidiaries after the elimination of inter-company transactions and balances.

The consolidating entities include:

	% of ownership		Jurisdiction

BetterLife Pharma Inc.	Parent		Canada
MedMelior Inc. (acquired August 2020) (Note 6(b))	100%		Canada
Pivot Pharmaceuticals Manufacturing Corp. (divested December 2020) (Note 5(b))	100%		Canada
Blife Therapeutics Inc. (acquired May 2020) (Note 6(c))	100%		Canada
Pivot Green Stream Health Solutions Inc. (dissolved January 2020)	100%		Canada
Altum S1M US Corp.	100	%(1)	U.S.A.
BetterLife Pharma US Inc.	100%		U.S.A.
Pivot Naturals, LLC (divested February 2020) (Note 4)	100%		U.S.A.
Thrudermic, LLC	100%		U.S.A.
BetterLife Europe Pharmaceuticals AG (divested December 2021) (Note 5(a))	100%		Lichtenstein
Solmic AG (divested December 2021) (Note 5(a))	100	%(2)	Switzerland
Altum Pharma (Australia) Pty Ltd.	100	%(1)	Australia
Altum Pharmaceuticals (HK) Limited	100	%(1)	Hong Kong
Altum Pharmaceuticals International Inc. (dissolved December 2020)	100	%(1)	Barbados
Altum Pharmaceuticals Barbados Inc. (dissolved December 2020)	100	%(1)	Barbados
(1)	Fully-owned subsidiaries of MedMelior Inc.
(2)	Fully-owned subsidiary of BetterLife Europe Pharmaceuticals AG

(d) Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical judgments and estimates that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

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BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

Estimated useful life of long-lived assets

Judgment is used to estimate each component of a long-lived asset’s useful life and is based on an analysis of all pertinent factors including, but not limited to, the expected use of the asset and in the case of an intangible asset, contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost, and renewal history. If the estimated useful lives were incorrect, it could result in an increase or decrease in the annual amortization expense, and future impairment charges or recoveries.

Impairment of non-financial assets

Property and equipment and definite life intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The assessment of the existence of impairment indicators, which is performed at least annually, is based on various internal and external factors and involves management’s judgment. Indefinite life intangible assets, including goodwill, are tested for impairment annually. For the purposes of determining the recoverable amount, assets are aggregated into cash generating units (“CGUs”) based on an assessment of the lowest level which there are separately identifiable cash inflows. The determination of individual CGUs is based on management’s judgement regarding shared infrastructure, geographical proximity and similar exposure to market risk. The recoverable amount is the greater of an asset’s fair value less costs of disposal and its value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset. An impairment loss is recognized for the value by which the asset’s carrying value exceeds its recoverable amount.

Financial guarantee liability

The fair value of the financial guarantee liability is estimated using discounted cash flows and requires judgement on discount rate and probability of future losses.

Provision for legal liabilities

Judgement is used to estimate consideration required to settle present legal obligations and takes into account the risks and uncertainties surrounding the obligation and probability of future losses.

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

Determination of share-based payments

The estimation of share-based payments (including warrants and stock options) requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The model used by the Company is the Black-Scholes valuation model at the date of the grant. The Company makes estimates as to the volatility, the forfeiture rate, the expected life, dividend yield and the time of exercise, as applicable. The expected volatility is based on the average volatility of share prices of similar companies over the period of the expected life of the applicable warrants and stock options. The expected life is based on historical data. These estimates may not necessarily be indicative of future actual patterns.

11

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

Proceeds from issuance of units

Proceeds from unit placements are allocated between shares and warrants issued using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance, then to warrants (if applicable) according to the fair value of the warrants at the time of issuance .

Business combinations

Determining whether an acquisition meets the definition of a business combination or represents an asset purchase requires judgment on a case-by-case basis. As outlined in IFRS 3 Business Combinations, the components of a business must include inputs, processes and outputs.

Incremental borrowing rate and lease terms

IFRS 16 “Leases” requires lessees to discount lease payments using the rate implicit in the lease if that rate is readily available. If that rate cannot be readily determined, the lessee is required to use its incremental borrowing rate. The Company generally uses the incremental borrowing rate when initially recording real estate leases as the implicit rates are not readily available as information from the lessor regarding the fair value of underlying assets and initial direct costs incurred by the lessor related to the leased assets is not available. The Company determines the incremental borrowing rate as the interest rate the Company would pay to borrow over a similar term the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. Leases requires lessees to estimate the lease term. In determining the period which the Company has the right to use an underlying asset, management considers the non-cancellable period along with all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option.

Going concern

The global outbreak of coronavirus (“COVID-19”) has had a significant impact on businesses through the restrictions put in place by the Canadian and U.S. federal, provincial/state and municipal governments regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put in place by Canada and other countries to fight the virus. While the extent of the impact is unknown, the Company anticipates this outbreak may cause reduced customer demand, supply chain disruptions, staff shortages, and increased government regulations, all of which may negatively impact the Company’s business and financial condition. Refer to Note 1 for additional factors impacting going concern assessment done by management.

(e) Investments in Joint Arrangements

These consolidated financial statements incorporate the Company’s share of the results of its joint venture, Pivot-Cartagena Joint Venture Inc. (dissolved October 2020) using the equity method of accounting (Note 20). Investments in joint ventures are recognized initially at cost and adjusted thereafter to include the Company’s share of income or loss and comprehensive income on an after-tax basis. Dividends or distributions received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investments.

Investments are reviewed for impairment at each reporting period by comparing recoverable amount to carrying amount when there is an indication of impairment.

12

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

(f) Foreign Currency

The Company’s presentation currency is the Canadian dollar. The functional currency of the parent entity, BetterLife Pharma Inc., and its subsidiaries, MedMelior Inc., Pivot Pharmaceuticals Manufacturing Corp. and Blife Therapeutics Inc., is the Canadian dollar. The functional currency of the U.S. subsidiaries, Altum S1M US Corp., BetterLife Pharma US Inc., Pivot Naturals, LLC and Thrudermic, LLC, is the U.S. dollar. The functional currency of the European subsidiaries, BetterLife Europe Pharmaceuticals AG and Solmic AG, is Swiss Francs. The functional currency of the Hong Kong subsidiary, Altum Pharmaceuticals (HK) Limited, is the Hong Kong dollar. The functional currency of the Australian subsidiary, Altum Pharma (Australia) Pty Ltd., is the Australian dollar. The functional currency of the Barbadian subsidiaries, Altum Pharmaceuticals International Inc. and Altum Pharmaceuticals Barbados Inc. is the U.S. dollar.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the financial position date. The resulting exchange gains and losses are recognized in the consolidated statements of comprehensive loss. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value is determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of transaction.

Foreign operations

For consolidation purposes, the assets and liabilities of foreign operations are translated to the presentation currency using the exchange rate prevailing at the financial position date. The income and expenses of foreign operations are translated to the presentation currency using the average rates of exchange during the period. All resulting exchange differences are recorded as other comprehensive income (loss) and accumulated in a separate component of shareholders’ equity, described as foreign currency translation adjustment.

(g) Financial Instruments

Financial instruments - classification and measurement

Financial Assets

The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income, or (iii) at fair value through profit or loss.

•	Amortized cost

Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method. The Company’s amounts receivable is classified in this category.

13

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

•	Fair value through other comprehensive income (“FVTOCI”)

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI.

•	Fair value through profit or loss (“FVTPL”)

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. The Company’s cash is classified in this category.

Financial Liabilities

All financial liabilities are initially recognized at fair value plus or minus transactions costs that are directly attributable to issuing the financial liability. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL. The Company’s accounts payable and accrued liabilities, due to related parties, financial guarantee liabilities, convertible debentures and loans payable are measured at amortized cost. The Company’s warrant liabilities are measured at FVTPL.

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified. Financials assets are derecognized when the contractual rights to the cash flows from the financial asset expire or when the contractual rights to those assets are transferred. Financial liabilities are derecognized when the obligation is discharged, cancelled or expired.

Financial instruments - impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company shall recognize in the consolidated statements of income (loss), as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

The Company classifies and discloses fair value measurements based on a three-level hierarchy:

a.	Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

b.	Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and

c.	Level 3 – inputs for the asset or liability are not based on observable market data.

(h) Cash and Cash Equivalents

Cash in the consolidated statement of financial position is comprised of cash and short-term deposits which have an original maturity of three months or less or are readily convertible into a known amount of cash. At January 31, 2022 and 2021, the Company had no cash equivalents.

14

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

(i) Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recorded using the straight-line method to depreciate the cost of property and equipment the useful lives for which an asset is expected to be available for use as follows:

Computer equipment	2 years
Equipment	5 years
Leasehold improvements	5 to 10 years
Security system	5 years

(j) Intangible Assets

Intangible assets consist of costs incurred to acquire patents, unpatented technology and in-progress research and development programs. Development expenditures are capitalized as intangible assets only if the expenditure can be measured reliably, the process is technically and commercially feasible, future economic benefits are probable to the Company and the Company has sufficient resources to complete the development and use or sell the asset. Otherwise, it is recognized in the consolidated statements of comprehensive loss as incurred. Research costs are expensed in the period that they are incurred.

Intangible assets that are considered finite life assets are recorded at cost less accumulated amortization and accumulated impairment. Intangible assets that are considered indefinite life assets are recorded at cost less accumulated impairment.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of loss and comprehensive loss when the asset is derecognized.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the asset. Amortization is recorded using the straight-line method and is intended to amortize the intangible assets over their estimated useful lives:

Patents	10 years
Unpatented technology	10 years
License	5 years

15

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

(k) Impairment of Non-financial Assets

At the end of each reporting period, the Company reviews the carrying amounts of long-lived assets to determine whether there is an indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment charge (if any). The recoverable amount is the higher of the fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is determined to be less than its recorded amount, the recorded amount of the asset is reduced to its recoverable amount. An impairment charge is recognized immediately in the consolidated statement of loss and comprehensive loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to a maximum amount equal to the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

(l) Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the consolidated statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

(m) Leases

A contract is a lease or contains a lease if it conveys the right to control the use of an asset for a time period in exchange for consideration. To identify a lease, the Company (1) considers whether an explicit or implicit asset is specified in the contract and (2) determines whether the Company obtains substantially all the economic benefits from the use of the underlying asset by assessing numerous factors, including but not limited to substitution rights and the right to determine how and for what purpose the asset is used.

When assessing the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option or to not exercise a termination option. This judgment is based on factors such as contract rates compared to market rates, economic reasons, significance of leasehold improvements, termination and relocation costs, installation of specialized assets, residual value guarantees, and any sublease term.

16

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

The Company does not recognize lease assets and lease liabilities for low-value assets or short-term leases with a term of 12 months or less. The lease payments are recognized in expenses over the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid. The Company elected to not separate non-lease components from lease components and to account for the non-lease and lease components as a single lease component.

The lease liability is discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The Company estimates the incremental borrowing rate based on the lease term, collateral assumptions, and the economic environment in which the lease is denominated.

The lease liability is subsequently measured at amortized cost using the effective interest method and is remeasured when the expected lease payments change as a result of new assessments of contractual options and residual value guarantees.

(n) Equity

Common shares

Common shares represent the amount received on the issue of common shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. If common shares are issued when stock options and warrants are exercised, the common shares account also comprised the compensation costs previously recorded as reserves. In addition, if common shares were issued as consideration for the acquisition of a form of non-monetary assets, they are measured at their fair value according to the quoted price on the day of the conclusion of the agreement.

Unit placements

Proceeds from unit placements are allocated between common shares and share purchase warrants issued using the residual method. Proceeds are first allocated to common shares according to the quoted price of existing common shares at the time of issuance and any residual in the proceeds is allocated to warrants. If the warrant is exercised, the value attributed to the warrant is transferred to share capital. If the warrant expires unexercised, the value is reclassified to contributed surplus within equity. Warrants, issued as part of private placement units, that have their term of expiries extended, are not subsequently revalued.

The Company may modify the terms of warrants originally granted. When modifications exist, the Company will maintain the original fair value of the warrant.

Other elements of equity

Reserves include charges related to stock options, compensation options and share purchase warrants until such stock options and share purchase warrants are exercised.

(o) Share-based Payments

The Company grants share purchase options, restricted stock units (“RSUs”), performance stock units (“PSUs”) and deferred share units (“DSUs”) under its Long-term Incentive Plan described in Note 15 to employees, consultants, directors and others providing similar services.

17

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

The fair value of share purchase options granted is measured at the grant date using an option pricing model. Subsequently, the fair value of share purchase options ultimately expected to vest is charged to operations over the vesting period. Share purchase options granted to third parties in exchange for goods or services are measured at the fair value of the goods or services received and charged to operations over the vesting period.

The fair values of RSUs, PSUs and DSUs granted are measured at grant dates share prices and the expense is allocated over the vesting period based on the best available estimate of the number of RSUs, PSUs and DSUs expected to vest. Non-market vesting conditions are included in assumptions about the number of RSUs, PSUs and DSUs that are expected to be issued or paid. Estimates are subsequently revised if there was any indication that the number of RSUs, PSUs or DSUs expected to vest differed from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior period if the number of RSUs, PSUs or DSUs that are ultimately issued or paid are different to that estimated on vesting. The accumulated charges related to RSUs, PSUs and DSUs recorded in reserves are transferred to common shares on issuance of common shares in payment of vested RSUs, PSUs and DSUs.

(p) Comprehensive Income (Loss)

Comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Financial assets that are measured at fair value through other comprehensive income will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the consolidated statement of financial position. Certain gains and losses on the translation of amounts between the functional and presentation currency of the Company are included in other comprehensive income or loss.

(q) Income (Loss) Per Share

The Company presents the basic and diluted earnings or loss per share data for its common shares, calculated by dividing the earnings or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings or loss per share is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

(r) Taxes

Tax expense comprises current and deferred tax. Income tax expense is recognized in the consolidated statements of income (loss) and comprehensive income (loss) except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

18

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(s) Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(t) Segment Reporting

The Company presents and discloses segmental information based on information that is regularly reviewed by the Chief Executive Officer and the Board of Directors. The allocation of resources between the different operating segments and the assessment of the performance of the operating segments is the responsibility of the Chief Executive Officer.

The Company has determined that it has only one operating segment: development and commercialization of patented, differentiated and premium quality pharmaceuticals.

3. New Accounting Pronouncements

The following new accounting standards and interpretations will be adopted by the Company subsequent to January 31, 2022.

(a) IAS 1 – Presentation of Financial Statements

IAS 1 has been revised to (i) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least twelve months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability; (ii) clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and (iii) make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted.

19

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

3. New Accounting Pronouncements (continued)

IAS 1 has also been amended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Company does not expect the revisions to have a material impact on its consolidated financial statements.

(b) IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors

IAS 8 has been amended to introduce the definition of an accounting estimate and include other amendments to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted. The Company does not expect the amendment to have a material impact on its consolidated interim financial statements.

(c) IAS 16 – Property, Plant and Equipment (“IAS 16”)

IAS 16 has been amended to prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The Company does not expect the amendment to have a material impact on its consolidated financial statements.

(d) IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”)

IAS 37 has been amended to clarify that for the purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The Company does not expect the amendment to have a material impact on its consolidated financial statements.

4. Settlement and Asset Abandonment

On February 13, 2020, the Company signed a Settlement Agreement and Release Agreement (“Settlement Agreement”) with two of its former employees in Pivot Naturals, LLC (“Pivot Naturals”) to settle the following legal matters:

•	A demand for arbitration filed by these former employees before the American Arbitration Association alleging claims for breach of the written employment contracts, fraud, illegal retaliation in violation of California’s whistleblower statute and tortious discharge in violation of public policy seeking, among other things, recovery of damages for breach of employment contracts, including recovery of severance amounts, damages for breach of alleged option rights, waiting time penalties, as well as other general and punitive damages on the tort claims; and
•	A suit filed in British Columbia by the Company against the former employees for declaratory relief and related matters concerning control and use of the Company’s assets.

20

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

4. Settlement and Asset Abandonment (continued)

Consideration for the Settlement Agreement included:

•	Assignment of Pivot Naturals to Goodbuzz Inc. as follows: 1) 80% of membership interest on the initial closing date (“Initial Closing Date”) (completed February 2020), and 2) 20% on a second closing date which is the earlier of April 30, 2020 and a date upon with certain conditions are met (“Second Closing Date”) (completed April 2020).
•	$264,660 (US$200,000) payment to be made as follows: 1) $165,413 (US$125,000) upon Initial Closing Date (completed in February 2020), and 2) $99,247 (US$75,000) upon Second Closing Date (completed in April 2020). A loss on settlement of legal claims of $264,660 has been recorded in the consolidated statement of comprehensive loss for the year ended January 31, 2020.
•	Payment of the monthly lease due on the lease at 3595 Cadillac Avenue in California, U.S.A. for the months of February, March and April 2020 (completed in February 2020).

Together with the assignment of Pivot Naturals, the Company assigned its right-of-use (“ROU”) asset related to its lease at 3595 Cadillac Avenue and extinguished accounts payable and accrued liabilities and obligations related to this lease. The following gain (loss) on abandonment of assets has been included in the consolidated statement of comprehensive loss:

Years Ended	January 31, 2022 $	January 31, 2021 $	January 31, 2020 $

Cash	–	(347)	–
Right-of-use asset	–	–	(1,276,779)
Other assets	–	–	(26,499)
Accounts payable and accrued liabilities	–	22,391	–
Lease liability	–	1,459,785	–

Gain (loss) on abandonment of assets	–	1,481,829	(1,303,278)

The Company evaluated the assignment of Pivot Naturals in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, and determined that it did not meet the definition of discontinued operations.

5. Sale/Abandonment of Assets

(a)

On December 17, 2021, the Company signed a share contract with an unrelated third party (the “BetterLife Europe Purchaser”) for the sale of 100% of the issued and outstanding common shares of BetterLife Europe Pharmaceuticals AG (“BetterLife Europe”). Pursuant to the sale of BetterLife Europe, the Company’s Solmic patents, having a carrying amount of $nil, and Solmic AG, fully-owned subsidiary of BetterLife Europe, were transferred to the BetterLife Europe Purchaser and the Company is no longer pursuing commercialization of cannabis products in Europe. Consideration of the sale was $246,041 (€170,000) and a gain on disposal of assets of $191,699 has been included in the consolidated statement of comprehensive loss during the year ended January 31, 2022 (2021 - $nil; 2020 - $nil).

The Company evaluated the disposal of BetterLife Europe in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, and determined that it did not meet the definition of discontinued operations as it did not represent a separate major line of business.

21

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

5. Sale/Abandonment of Assets (continued)

(b)

On October 2, 2020, the Company signed a share purchase agreement with an unrelated third party (the “Pivot Purchaser”) for the sale of 100% of the issued and outstanding common shares of Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), a fully-owned subsidiary. Pursuant to the sale of Pivot, the Company’s lease of the manufacturing facility in Dollard-des-Ormeaux, Quebec, Canada (the “Facility”) and its in-process Health Canada license application (the “Application”) were transferred to the Pivot Purchaser and the Company is no longer pursuing the Application for processing of cannabis products in Canada.

Consideration included the following: 1) Pivot Purchaser settling Pivot and the Company’s outstanding obligations with the lessor of the Facility of $135,879, 2) Cancellation of any amounts that Pivot or the Company may owe to the Pivot Purchaser, 3) Pivot Purchaser’s assumption of the lease of the Facility as of September 1, 2020, 4) Cancellation by Pivot of obligations that the Pivot Purchaser owes to Pivot, 5) Pivot Purchaser’s assumption of further obligations with respect to the Application, and 6) Pivot Purchaser’s discontinuation of its lawsuit filed in the Province of Quebec against Pivot.

The following loss on disposal of assets has been included in the consolidated statement of comprehensive loss:

Years Ended	January 31, 2022 $	January 31, 2021 $	January 31, 2020 $

Deposit	–	(177,300)	–
Equipment	–	(469,695)	–
ROU asset	–	(3,066,586)	–
Lease liability	–	3,279,364	–
Other	–	2,707	–

Loss on disposal of assets	–	(431,510)	–

The Company evaluated the disposal of Pivot in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, and determined that it did not meet the definition of discontinued operations.

(c)

During the year ended January 31, 2021, the Company shifted its strategic focus from manufacture and commercialization of cannabis/hemp products to research and development of pharmaceuticals and recorded a loss on abandonment of assets of $245,890 upon halting hemp-related activities in the U.S.A.

22

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

6. Asset Acquisitions

(a)

On December 7, 2020, the Company entered into an asset purchase agreement with Nutraneeds LLC (“Nutraneeds”) whereby the Company issued 13,333,333 common shares (Note 12(n)) to acquire intellectual property, including patented technology, in connection with the compounds known as 2-bromo-LSD.

The Company evaluated this acquisition in accordance with IFRS 3, Business Combinations to discern whether the assets acquired met the definition of a business. The Company concluded there were not a sufficient number of key processes obtained to develop the inputs into outputs, nor could such processes be easily obtained by the Company. The intangible assets acquired were determined to be too-early stage to meet the definition of intangible asset. Accordingly, the Company accounted for this transaction as an asset acquisition and measured the transaction using the fair value of the consideration paid with amount paid being recognized as an expense through comprehensive loss.

The consideration transferred, and assets and unidentifiable assets acquired are as follows:

Consideration paid:	$

Common shares issued	16,666,666

Net assets acquired:	$

Unidentifiable assets	16,666,666

Fair value of net assets acquired	16,666,666

(b)

On August 31, 2020, the amalgamation between the Company, MedMelior Inc. (“MedMelior”), an entity with common officers and director with the Company, and 12167573 Canada Ltd., a fully-owned subsidiary of the Company, was ratified by the Canadian Securities Exchange. Upon the close of the amalgamation, MedMelior became a fully-owned subsidiary of the Company. Pursuant to the amalgamation, the Company issued 18,217,239 common shares to MedMelior shareholders (Note 12(l)) in exchange for MedMelior common shares. In addition, 856,880 stock options were issued to MedMelior’s optionees (Note 15(c)) and 252,595 share purchase warrants to MedMelior’s warrant-holders (Note 13(a)).

Pursuant to the acquisition of MedMelior, the Company acquired patents related to its MM-001 (formerly AP-001) program and in-process research and development related to its MM-003 (formerly AP-003) program (Note 8).

The Company evaluated this acquisition in accordance with IFRS 3, Business Combinations to discern whether the assets and operations of MedMelior met the definition of a business. The Company concluded there were not a sufficient number of key processes obtained to develop the inputs into outputs, nor could such processes be easily obtained by the Company. Accordingly, the Company accounted for this transaction as an asset acquisition.

23

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

6. Asset Acquisitions (continued)

The consideration transferred, assets acquired and liabilities assumed recognized are as follows:

Consideration paid:	$

Common shares issued	6,094,149
Share purchase options granted	100,312
Share purchase warrants granted	57,718

Total purchase price	6,252,179

Net assets acquired:	$

Cash	24,825
Amounts receivable	31,451
Prepaid and other current assets	363,150
Equipment	44,553
Intangible assets	11,362,000
Advances	(1,507,979)
Accounts payable and accrued liabilities	(3,475,581)
Due to related parties	(590,240)

Net value of net assets acquired	6,252,179

(c)

On May 7, 2020, the Company acquired 100% of the outstanding common shares of Blife Therapeutics Inc. (“Blife”) from MedMelior for $1. The Company evaluated this acquisition in accordance with IFRS 3, Business Combinations to discern whether the assets and operations of Blife met the definition of a business. The Company concluded there were not a sufficient number of key processes obtained to develop the inputs into outputs, nor could such processes be easily obtained by the Company. Accordingly, the Company accounted for this transaction as an asset acquisition.

Net assets acquired:	$

Cash	240
GST receivable	43

Net value of assets acquired	283

24

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

7. Property and Equipment

Cost	Computer Equipment $	Equipment $	Leasehold Improvements $	Security System $	Total $

Balance, January 31, 2019	–	5,307	–	–	5,307
Additions	7,349	65,698	200,084	269,611	542,742
Impairment	–	(5,213)	–	–	(5,213)
Effect of foreign exchange rate changes	–	(94)	–	–	(94)

Balance, January 31, 2020	7,349	65,698	200,084	269,611	542,742
Addition	–	10,153	–	–	10,153
Acquisition (Note 6(b))	–	44,553	–	–	44,553
Impairment (Notes 5(b) and 5(c))	(7,349)	(77,098)	(200,084)	(269,611)	(554,143)
Effect of foreign exchange rate changes	–	1,247	–	–	1,247

Balance, January 31, 2022 and 2021	–	44,553	–	–	44,553

Accumulated Depreciation	Computer Equipment $	Equipment $	Leasehold Improvements $	Security System $	Total $

Balance, January 31, 2019	–	1,145	–	–	1,145
Depreciation	306	2,615	–	–	2,921
Impairment	–	(1,312)	–	–	(1,312)
Effect of foreign exchange rate changes	–	(257)	–	–	(257)

Balance, January 31, 2020	306	2,191	–	–	2,497
Depreciation	2,756	22,393	–	–	25,149
Impairment (Notes 5(b) and 5(c))	(3,062)	(16,926)	–	–	(19,988)
Effect of foreign exchange rate changes	–	24	–	–	24

Balance, January 31, 2021	–	7,682	–	–	7,682
Depreciation	–	18,436	–	–	18,436

Balance, January 31, 2022	–	26,118	–	–	26,118

Net book value, January 31, 2022	–	18,435	–	–	18,435
Net book value, January 31, 2021	–	36,871	–	–	36,871
Net book value, January 31, 2020	7,043	63,507	200,084	269,611	540,245

During the year ended January 31, 2021, pursuant to signing of the share purchase agreement for the sale of Pivot (Note 5(b)) and the shift in strategic focus (Note 5(c)), the Company impaired property and equipment totaling $534,155, which has been recorded within gain (loss) on sale/abandonment of assets, net in the consolidated statements of comprehensive loss.

25

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

8. Intangible Assets

Cost	MM-001 Patents and IPR&D $	MM-003 IPR&D $	BiPhasix License $	Thrudermic Non-Patented Technology $	Solmic Patents $	RTIC Patents $	Total $

Balance, January 31, 2019	–	–	319,174	830,000	–	8,137,277	9,286,451
Impairment (Note 8(h))	–	–	-	-	–	(8,202,900)	(8,202,900)
Effect of foreign exchange rate changes	–	–	–	–	–	65,623	65,623

Balance, January 31, 2020	–	–	319,174	830,000	–	–	1,149,174
Addition	–	–	-	-	86,462	–	86,462
Acquisition (Note 6(b))	9,159,000	2,203,000	–	–	–	–	11,362,000
Impairment (Notes 8(b), 8(d), 8(f) and 8(g))	(9,159,000)	(2,203,000)	(319,174)	(830,000)	(86,462)	–	(12,597,636)

Balance, January 31, 2022 and 2021	–	–	–	–	–	–	–

Accumulated Amortization and Impairment Losses

Balance, January 31, 2019	–	–	110,618	74,325	–	751,686	936,629
Amortization	–	–	80,174	83,000	–	820,290	983,464
Impairment (Note 8(h))	–	–	–	–	–	(1,577,654)	(1,577,654)
Effect of foreign exchange rate changes	–	–	–	–	–	5,678	5,678

Balance, January 31, 2020	–	–	190,792	157,325	–	–	348,117
Amortization	–	–	59,681	62,079	10,851	–	132,611
Impairment (Notes 8(b), 8(d), 8(f) and 8(g))	–	–	(250,473)	(219,404)	(10,851)	–	(480,728)

Balance, January 31, 2022 and 2021	–	–	–	–	–	–	–

Net book value, January 31, 2022 and 2021	–	–	–	–	–	–	–
Net book value, January 31, 2020	–	–	128,383	672,675	–	–	801,058

26

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

8. Intangible Assets (continued)

Pursuant to the asset purchase agreement with Nutraneeds (Note 6(a)), the Company acquired the following patent:

(a)

BETR-001: BETR-001 is a nontoxic second-generation Lysergic Acid Diethylamide (“LSD”) derivative molecule that mimics the projected therapeutic potential of LSD in the treatment of disorders such as severe depression, substance dependencies, post-traumatic stress disorder, and migraines.

Upon the acquisition of MedMelior on August 31, 2020 (Note 6(b)), the BiPhasix license, representing an intercompany transaction, has been eliminated in these consolidated financial statements. Also pursuant to the acquisition, the Company acquired the following in-progress research and development (“IPR&D”) programs and patents:

(b)

MM-001: MM-001 is a topical Interferon α2b (“IFNα2b”) product for the treatment of Human Papiloma Virus (“HPV”) infection that can cause cervical cancer. In 2017, MedMelior entered into a patent license agreement with Altum-Avro Pharma Partnership (“AAPP”) to license the development of the technology involving the formation of biphasic lipid vesicles for use as a vehicle for administration of a biologically active material (“BiPhasix™ Technology”). The BiPhasix™ Technology is a novel encapsulation and delivery platform technology. BiPhasix-encapsulated interferon IFNα2b for use in treatment of HPV-cervical dysplasia. Consideration of the patent license agreement included:

•	Five percent (5%) of the inventory of any and all product produced by MedMelior to be paid in kind to AAPP.
•	Milestone payments:
o	$3 million upon initiation of the first Phase 3 trial in any global territory except for eastern European territories,
o	$5 million upon first submission of New Drug Application or similar for approval in any global territory except for eastern European territories, and
o	$10 million upon first commercial sale in any global territory except for eastern European territories.
•	Royalties:
o	8% on annual net sales up to $50 million,
o	10% on annual net sales on the next $25 million, and
o	12.5% on annual net sales above $75 million.
•	•30% of any upfront payments that MedMelior receives from a third person in respect of development, licensing, manufacturing or distribution rights.

Being in such early stage in development, the Company was not able to reasonably estimate recoverable amount for purposes of its analysis on impairment of long-lived assets and recorded an impairment of its MM-001 patents and IPR&D during the year ended January 31, 2021. Should this impairment loss subsequently reverse in the future, the carrying amount of MM-001 will be increased to the revised estimate of its recoverable amount, to a maximum amount equal to the carrying amount originally recognized.

(c)	AP-002: AP-002 is an oral gallium-based novel small molecule. The finished drug product is an enteric protected tablet for oral administration.

27

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

8. Intangible Assets (continued)

(d)

MM-003: MM-003 is a patent pending IFN α2b inhalation formulation for the treatment of viral infections. The MM-003 program is in pre-clinical stage of development. Being in such early stage in development, the Company was not able to reasonably estimate recoverable amount for purposes of its analysis on impairment of long-lived assets and recorded an impairment of its MM-003 IPR&D during the year ended January 31, 2021. Should this impairment loss subsequently reverse in the future, the carrying amount of MM-003 will be increased to the revised estimate of its recoverable amount, to a maximum amount equal to the carrying amount originally recognized.

Other intangible assets include:

(e)	BETR-002: BETR-002 is a formulation of a derivative of dihydrohonokiol, a known anti-anxiety compound, with potential for treatment of benzodiazepine dependency, anxiety and spasticity.

(f)

Thrudermic non-patented technology: On March 2, 2018, the Company entered into an exchange agreement with Thrudermic, LLC (“Thrudermic”) and the members of Thrudermic whereby the Company paid US$1.00 for the issued and outstanding units of Thrudermic and issued 50,000 common shares to the members of Thrudermic for their intellectual property portfolio, including unpatented technology, goodwill and know-how in connection with the Thrudermic transdermal nanotechnology.

The Company performed an assessment to determine if there were any indications of impairment of its intangible assets and concluded that factors indicated impairment within its Thrudermic non-patented technology. With the disposal of Pivot (Note 5(b)) and the shift in strategic focus (Note 5(c)), the Company exited the cannabis manufacturing industry. The Company reduced to $nil its expectations of cash flows from the use of the Thrudermic non-patented technology in manufacture and sale of cannabis products and recorded an impairment loss on its Thrudermic non-patented technology of $610,596 during the year ended January 31, 2021.

(g)

Solmic patents: On October 22, 2019, the Company entered into a contract to acquire Solmic AG. Consideration for the acquisition was CHF 10,000. In connection with the acquisition, the Company entered into an assignment agreement to assign a patented technology called “Solmic” for payments totaling EUR 50,000.

The Company evaluated this acquisition in accordance with IFRS 3, Business Combinations to discern whether the assets and operations of Solmic AG met the definition of a business. The Company concluded there were not a sufficient number of key processes obtained to develop the inputs into outputs, nor could such processes be easily obtained by the Company. Accordingly, the Company has accounted for this transaction as an asset acquisition.

The Company performed an assessment to determine if there were any indications of impairment of its intangible assets and concluded that factors indicated impairment within its Solmic patents. With the disposal of Pivot (Note 5(b)) and the shift in strategic focus (Note 5(c)), the Company exited the cannabis manufacturing industry. The Company reduced to $nil its expectations of cash flows from the use of the Solmic patents in manufacture and sale of cannabis products and recorded an impairment loss on its Solmic patents of $75,611 during the year ended January 31, 2021.

Pursuant to the disposal of BetterLife Europe (Note 5(a)), the Solmic patents were assigned to the BetterLife Europe Purchaser.

28

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

8. Intangible Assets (continued)

(h)

Ready-to-infuse cannabis (“RTIC”) patents: RTIC is a patented technology relating to the transformation of cannabis oil into powder for infusion into a variety of products. The Company performed an assessment to determine if there were any indications of impairment of its intangible assets and concluded that factors indicated impairment within its RTIC patents. With the assignment of Pivot Naturals (Note 4), the Company exited the cannabis industry in California. As a result of the exit, the Company reduced its expectations of cash flows from the use of the RTIC patents to $nil and recorded an impairment loss on its RTIC patents of $6,625,246 during the year ended January 31, 2020.

9. Leases

As at January 31, 2022, the Company does not have any leases. In prior years, leases of the Company related to building leases.

During the year ended January 31, 2021, the Company’s lease at 3595 Cadillac Avenue in California, U.S.A was assigned together with the assignment of Pivot Naturals (Note 4). The related ROU asset was impaired at January 31, 2020 upon management’s decision to exit the US cannabis market. The related lease liability was extinguished during the year ended January 31, 2021 and a gain on extinguishment of $1,459,785 has been recorded within gain (loss) on sale/abandonment of assets, net on the consolidated statements of comprehensive loss.

During the year ended January 31, 2021, the Company’s lease at 285-295 Kesmark Street in Quebec, Canada was assigned together with the sale of Pivot (Note 5(b)). A gain on extinguishment of the lease liability, net of loss on disposal of the ROU asset, totaling $212,777 has been recorded within gain (loss) on sale/abandonment of assets, net on the consolidated statements of comprehensive loss during the year ended January 31, 2021. The Company remains a guarantor on the lease at 285-295 Kesmark Street until the lease expiry date of April 30, 2025 pursuant to which it has recorded a financial guarantee liability of $1,083,295 (January 31, 2021 - $182,200) (Note 21(e)).

Right-of-use Assets $

Balance, January 31, 2019	1,735,346
Additions	3,330,947
Disposal – ROU asset	(466,839)
Disposal – Accumulated amortization on ROU asset	339,519
Impairment of ROU asset	(1,276,779)
Amortization on ROU asset	(421,984)
Effect of foreign exchange rate changes	11,428

Balance, January 31, 2020	3,251,638
Disposal – ROU asset	(3,330,947)
Disposal – Accumulated amortization on ROU asset	264,362
Amortization on ROU asset	(185,053)

Balance, January 31, 2022 and 2021	–

During the year ended January 31, 2022, the Company recorded $nil (2021 - $254,902; 2020 - $60,482) of sub-lease income related to the sub-lease of 285 Kesmark Street, which has been offset against amortization on ROU asset in the consolidated statements of comprehensive loss.

29

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

9. Leases (continued)

	Lease Liability $	Current $	Long-term $

Balance, January 31, 2019	1,776,115	(367,629)	1,408,486
Additions	3,246,553
Disposal	(118,200)
Lease liability expense	347,446
Lease payments	(559,580)
Effect of foreign exchange rate changes	9,958

Balance, January 31, 2020	4,702,292	(68,138)	4,634,154
Disposal	(4,739,149)
Lease liability expense	479,164
Lease payments	(499,929)
Effect of foreign exchange rate changes	57,622

Balance, January 31, 2022 and 2021	–	–	–

10. Convertible Debentures

Convertible Debentures $

Balance, January 31, 2019	3,476,690
Repayments	(3,500,000)
Debt modification	(250,000)
Accretion	331,803
Interest payments	(58,493)
Balance, January 31, 2020	–
Proceeds from issuances of convertible debentures	800,000
Transfer of conversion component to equity	(12,671)
Repayment	(200,000)
Conversion to common shares	(100,000)
Accretion	12,671

Balance, January 31, 2021	500,000
Repayment	(250,000)
Debt modification	(56,264)
Accretion and interest	44,144

Balance, January 31, 2022	237,880

(a)

On March 2, 2018, the Company issued convertible debentures with two non-related parties totaling $5,000,000. The debentures were secured under a General Security Agreement, bore interest at 10% per annum payable quarterly and matured on March 2, 2019. The notes were convertible into common shares at a conversion price equal to $17.40 per common share. The effective interest rate had been determined as 29% per annum after deducting all the loan discounts.

30

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

10. Convertible Debenture (continued)

On October 22, 2018, $1,500,000 of the convertible debentures were settled through the issuance of 375,000 units of the Company with each unit consisting of one common share and one share purchase warrant with an exercise price of $6.00 and three year expiry.

On October 22, 2018, the Company modified the conversion price on the remainder of the convertible debentures, totaling $3,500,000, to $4.20 per common share. The Company did not consider the modification to be an extinguishment of the $3,500,000 of the convertible debentures.

On March 2, 2019, the Company repaid $750,000 of the convertible debentures and extended the maturity of the remainder of the convertible debentures to June 2, 2019 for an extension fee of $250,000. The Company considered the extension to be a modification of the convertible debentures. The effective interest rate for the remaining terms of the convertible debentures had been determined as 46% per annum.

On May 16, 2019, the Company issued 59,524 common shares pursuant to the conversion of $250,000 of the Company convertible debentures (Note 12(w)). On the same date, the Company repaid the remaining principal amount of the convertible debentures of $2,500,000. Interest accretion expense on convertible debentures for the year ended January 31, 2020 was $380,754.

(b)

On September 4, 2020, the Company issued an unsecured convertible debenture with a non-related party for $500,000. The debenture bears interest at 8% per annum, had an original maturity date of December 3, 2020 and is convertible into common shares at a conversion price equal to $1.15 per common share. On April 1, 2021, the maturity date was amended to May 3, 2022. On June 3, 2021, $250,000 of the note was repaid. The Company considered the extension and the repayment to be modifications of the convertible debenture and recorded a gain on debt modification of $56,264 during the year ended January 31, 2022. The effective interest rate for the remaining terms of the convertible debentures had been determined as 12% per annum.

On September 23, 2020, the Company issued an unsecured convertible debenture with a non-related party for $200,000. The debenture bears interest at 8% per annum and matures on December 22, 2020. The note is convertible into common shares at a conversion price equal to $1.15 per common share. The principal and accrued interest was repaid in full on November 1, 2020.

On September 25, 2020, the Company issued an unsecured convertible debenture with a non-related party for $100,000. The debenture bears interest at 8% per annum and matures on December 24, 2020. The note is convertible into common shares at a conversion price equal to $1.15 per common share. On January 14, 2021, 89,034 common shares were issued pursuant to the conversion of the outstanding principal and accrued interest on this convertible debenture totalling $102,389 (Note 12(o)).

The convertible debentures contain no financial covenants. The liability components of the convertible debentures were determined by using discounted cash flows to measure the fair values of similar liabilities that exclude convertibility features. The effective interest rates for the above convertible debentures have been determined as 14.4% per annum after deducting all the loan discounts. Accretion expense on convertible debentures for the year ended January 31, 2022 was $1,076 (2021 - $12,671; 2020 - $380,754). As at January 31, 2022, accrued interest of $43,068 is included in convertible debenture (2021 - $16,329; 2020 - $nil).

31

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

11. Loans Payable

	Loans Payable $	Current $	Long-term $

Balance, January 31, 2021, 2020 and 2019	–	–	–
Proceeds from loans payable	120,000
Premium on loans payable	(50,949)
Accretion	5,508

Balance, January 31, 2022	74,559	40,000	34,559

In February 2021, the Company and its wholly-owned subsidiary, MedMelior, each entered into Canada Emergency Business Account (“CEBA”) term loan agreements for $60,000 with an initial expiry date of December 31, 2023 and interest rate of nil% per annum during this initial term. The CEBA term loan agreements also provide for an extended maturity date of December 31, 2025 and interest rate of 5% per annum during the extended term.

12. Common Shares

Authorized: Unlimited number of common shares without par value

In June 2020, the Company effected a consolidation of its issued and outstanding common shares on a ten (10) old for one (1) new common share. All common share figures and references are retrospectively adjusted.

During the year ended January 31, 2022:

(a)

The Company issued 15,000 common shares, with fair value totaling $28,350, to a third party pursuant to vesting of restricted stock units (Note 15(a)), 23,724 common shares, with fair value of $40,331, as settlement of amounts payable and 412,069 common shares, with fair values of $115,500, to third parties for services rendered.

(b)

In February and March 2021, the Company issued, pursuant to a non-brokered private placement, 1,779,833 common shares at price of $1.40 per share for gross proceeds of $2,491,766. Share issue costs consisted of issuances of 210,771 common shares with fair value of $287,413 and other transaction costs of $30,477.

(c)

On April 3, 2021, 5,589,735 special warrants were exercised pursuant to which the Company issued 6,372,298 common shares, valued at $2,794,868, and 6,372,298 warrants with an exercise price of $0.60 and expiry date of December 1, 2023. Pursuant to the exercise, $572,565 of issue costs related to the special warrants have been reclassified from reserves into common shares on the consolidated statements of shareholders’ deficit.

32

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

12. Common Shares (continued)

The following table summarizes the continuity of special warrants:

	Number of	Exercised Into
	Special Warrants	Common Shares	Warrants

Balance, January 31, 2020 and 2019	–	–	–
Issued (Note 12(m))	5,889,735	–	–
Exercised into 1.10 common shares and warrants (Note 12(m))	(300,000)	330,000	330,000

Balance, January 31, 2021	5,589,735	330,000	330,000
Exercised into 1.14 common shares and warrants	(5,589,735)	6,372,298	6,372,298
Balance, January 31, 2022	–	6,702,298	6,702,298

(d)

On April 26, 2021, the Company filed and obtained a receipt for a final base shelf prospectus (the “Shelf Prospectus”) filed with the securities regulatory authorities in British Columbia, Alberta and Ontario, Canada. The Shelf Prospectus is valid for a 25-month period, during which time the Company may issue an aggregate offering amount of up to $100 million of common shares, preferred shares, warrants, subscription receipts, units and debt securities (the “Securities”) in amounts and at prices on the terms based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (“Prospectus Supplement”). Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of Securities may be used for general corporate and working capital requirements, funding product program costs, or for other corporate purposes. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of the Securities. There is no certainty that any Securities will be offered or sold under the Shelf Prospectus within the 25-month period. During the year ended January 31, 2022, the Company incurred $77,184 of costs related to the filing of the Shelf Prospectus.

(e)

On May 14, 2021, the Company issued, pursuant to a non-brokered private placement, 1,142,857 common shares at price of US$0.70 per share for gross proceeds of $972,000 (US$800,000). Share issue costs consisted of issuance of 311,689 common shares with fair value of $168,312 and other transaction costs of $38,637.

(f)

On May 28, 2021, the Company closed on a bought-deal public offering and issued, under the Shelf Prospectus (Note 12(d)), 15,812,500 units at price of $0.40 per unit for gross proceeds of $6,325,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.50 and expiring of May 28, 2021. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $395,313 allocated to the warrants.

Share issue costs totaling $1,673,703 consisted of the following: 1,265,000 compensation options with fair value of $644,629 (Note 14), 689,655 common shares with fair value of $268,965, agent’s fee of $506,000 and other transaction costs of $254,109. Compensation options entitle the holder to purchase one unit, consisting of one common share and one share purchase warrant with exercise price of $0.50 and expiry of May 28, 2024, at an exercise price of $0.40 per unit and expires on May 28, 2024. Fair values of the compensation options were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the compensation options.

33

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

12. Common Shares (continued)

(g)

On June 7, 2021, the Company closed on a marketed public offering and issued, under the Shelf Prospectus (Note 12(d)), 6,525,000 units at price of $0.40 per unit for gross proceeds of $2,610,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.50 and expiring of May 28, 2021. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $685,125 allocated to the warrants.

Share issue costs totaling $556,698 consisted of the following: 652,750 compensation options with fair value of $227,612 (Note 14), agent’s fee of $261,000 and other transaction costs of $68,086. Compensation options entitle the holder to purchase one unit, consisting of one common share and one share purchase warrant with exercise price of $0.50 and expiry of May 28, 2024, at an exercise price of $0.40 per unit and expires on May 28, 2024. Fair values of the compensation options were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the compensation options.

(h)

On June 25, 2021, the Company closed on a partial exercise of the over-allotment option in conjunction with its marketed public offering (Note 12(g)) and issued, under the Shelf Prospectus (Note 12(d)), 500,000 units at price of $0.40 per unit and 478,750 share purchase warrants at a price of $0.0563 per share purchase warrant for gross proceeds of $226,954. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.50 and expiring of May 28, 2021. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $52,500 allocated to the warrants. Each share purchase warrant issued entitles the holder to purchase one common share at an exercise price of $0.50 and expires on May 28, 2021.

Share issue costs totaling $50,920 consisted of 50,000 compensation options with fair value of $17,405 (Note 14) entitling the holder to purchase one unit, consisting of one common share and one share purchase warrant with exercise price of $0.50 and expiry of May 28, 2024, at an exercise price of $0.40 per unit and expires on May 28, 2024, 47,875 compensation options with fair value of $6,819 (Note 14) entitling the holder to purchase one common share at an exercise price of $0.50 per share and expires on May 28, 2024, agent’s fee of $22,696 and other transaction costs of $4,000. Fair values of the compensation options were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the compensation options.

During the year ended January 31, 2021:

(i)

The Company issued 94,206 common shares, with fair value totaling $98,968, pursuant to the termination of employment agreements, 841,526 common shares with fair value of $1,253,045, to third parties for services rendered and 3,000 common shares with fair value of $5,550 to a director for services rendered (Note 18). Fair values of services were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company also issued 296,667 common shares valued at $405,250 to former officers, a former director and a third party pursuant to vesting of restricted and performance stock units (Notes 15(a), 15(b) and 18).

34

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

12. Common Shares (continued)

(j)

In July and August 2020, the Company issued 716,725 units, consisting of one common share and one half of one share purchase warrant, at price of $1.90 per unit for gross proceeds of $1,361,778. Each share purchase warrant entitles the holder to purchase one common share at a price of $2.30 per share and has an expiry term of two (2) years. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants.

(k)

Pursuant to the private placement in July and August 2020, finders’ fees consisted of cash payments of $72,434 and issuance of 54,142 share purchase warrants, valued at $103,550, entitling the holders to purchase one common share at a price of $2.30 per share and with an expiry term of two (2) years. Fair values of the agent warrants were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model in order to value the warrants.

(l)	On September 4, 2020, 18,217,239 common shares, with fair value of $6,094,150, were issued pursuant to the amalgamation agreement with MedMelior (Note 6(b)).

(m)

On December 2, 2020, the Company closed a private placement offering of special warrants of the Company, pursuant to which the Company issued 5,889,735 special warrants at a price of $0.50 per special warrant, for aggregate gross proceeds of $2,944,868 (the “Offering”). Each special warrant is exercisable, for no additional consideration, into one unit of the Company, with each unit consisting of one common share and one common share purchase warrant, entitling the holder thereof to acquire one common share at an exercise price of $0.60 and expiry date of December 1, 2023.

All unexercised special warrants are automatically exercised on the day that is the earlier of (i) April 3, 2021, and (ii) as soon as reasonably practicable, and in any event no later than the third business day, after a receipt is issued for a final prospectus qualifying the distribution of the units underlying the special warrants and the units underlying the compensation options granted to the agents.

In connection with the Offering, the Company paid an agent’s fee consisting of the following: 1) cash fee equal to 8.0% of the gross proceeds from the Offering, and 2) 471,178 compensation options, valued at $138,175 (Note 14) equal to 8.0% of the total number of special warrants sold under the Offering at an exercise price of $0.50 and expiry of 36 months. Other transaction costs totaled $434,237.

The Company will prepare and file with each of the securities regulatory authorities in each of the provinces of Canada, except Quebec, in which the special warrants are sold and obtain a receipt for a preliminary short form prospectus and a final short form prospectus (the “Final Prospectus”), qualifying the distribution of the units underlying the special warrants and the compensation options, in compliance with applicable securities law, within forty (40) days from December 2, 2020 (not completed). In the event that the Company has not received a receipt for the Final Prospectus within forty (40) days, each unexercised special warrant will thereafter entitle the holder to receive upon exercise, at no additional consideration, one-and-one-tenth (1.10) Unit (instead of one Unit) and thereafter at the end of each additional thirty (30) day period, each special warrant will be exercisable for an additional 0.02 of a unit.

On January 18, 2021, 300,000 special warrants were exercised pursuant to which the Company issued 330,000 common shares, valued at $150,000, and 330,000 share purchase warrants with an exercise price of $0.60 and expiry date of December 1, 2023.

35

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

12. Common Shares (continued)

On April 3, 2021, all remaining outstanding special warrants were automatically exercised into 1.14 units (Note 12(c)).

(n)	On December 18, 2020, 13,333,333 common shares, with fair value of $16,666,666, were issued pursuant to the asset purchase agreement with Nutraneeds (Note 6(a)).

(o)	On January 14, 2021, 89,034 common shares were issued pursuant to conversion of principal and accrued interest of convertible debenture totaling $102,389 (Note 10(b)).

(p)	On January 18, 2021, 316,000 common shares were issued pursuant to the exercise of share purchase warrants (Note 13(b)) for gross proceeds of $189,600.

During the year ended January 31, 2020:

(q)

In March 2019, the Company issued 10,000 common shares, with fair value totalling $20,000, to a third party as a loan origination fee. During the year ended January 31, 2020, the Company issued 103,571 common shares, with fair value totalling $170,000, to third parties for services provided. Fair values of services were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company also issued 4,167 common shares, with fair value totalling $10,000, to a past director and officer for services provided.

(r)

On March 23, 2019, the Company issued 100,000 common shares to a third party for settlement of accounts payable and 69,032 common shares to directors and officers to settle outstanding compensation. Losses on settlement of $60,000 and $34,315 have been recorded within consulting fees and wages, salaries and employment expenses, respectively, in the consolidated statements of comprehensive loss.

(s)	On April 8, 2019, the Company issued 6,052 common shares as an extension fee for an outstanding obligation.

(t)

On April 8, 2019, a private placement was closed for an aggregate of 695,000 units, consisting of one common share and one share purchase warrant, at price of $2.00 per unit, for gross proceeds of $1,390,000. Each share purchase warrant entitles the holder to purchase one common share at a price of $3.00 per share and has an expiry term of three (3) years. The exercise price of the warrants was amended on May 7, 2020 to $2.50 (Note 13(b)). Finders’ fees consisted of cash payments of $80,000 and issuance of 50,800 common shares and 10,800 share purchase warrants entitling the holders to purchase one common share at a price of $3.00 per share and with an expiry term of three (3) years. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants.

(u)

On May 15, 2019, the first tranche of a private placement was closed for an aggregate of 4,613,200 units, consisting of one common share and one share purchase warrant, at price of $2.50 per unit, for gross proceeds of $11,533,000. On May 30, 2019, the last tranche of this private placement was closed for an aggregate of 1,386,800 units, consisting of one common share and one share purchase warrant, at price of $2.50 per unit, for gross proceeds of $3,467,000. Each share purchase warrant entitles the holder to purchase one common share at a price of $3.50 per share and has an expiry term of two (2) years. The exercise price of the warrants was amended on May 7, 2020 to $2.50 (Note 13(b)). The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants.

36

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

12. Common Shares (continued)

(v)

Pursuant to the private placement on May 15, 2019 (Note 12(u)), the Company issued 420,000 units, consisting of one common share and one share purchase warrant entitling the holder to purchase one common share at a price of $3.50 per share and with an expiry term of two (2) years, as share issuance costs. Fair values of services were determined using the fair values of the common shares issued, being $4.45 per share, as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model in order to value the warrants.

(w)	On May 16, 2019, the Company issued 59,524 common shares pursuant to the conversion of $250,000 of convertible debentures (Note 10(a)).

13. Share Purchase Warrants

(a)	Warrant liabilities

In connection with the asset acquisition (Note 6(b)), 252,595 share purchase warrants were issued with exercise prices denominated in US dollars. When non-compensatory warrants have an exercise price denominated in a currency which is different from the functional currency of the Company (Canadian dollar), the warrants are treated as a financial liabilities. These warrants are therefore classified as a financial liabilities with changes in fair value recognized in the statements of comprehensive loss. The warrant liabilities are measured using Level 3 inputs within the fair value hierarchy.

The following table summarizes the continuity of liability-classified common share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price US$	Liability Amount $
Balance, January 31, 2020 and 2019	–	–	–
Granted pursuant to acquisition (Note 6(b))	252,595	1.44	57,718
Change in fair value	–	–	73,885
Balance, January 31, 2021	252,595	1.44	131,603
Change in fair value	–	–	(131,250)
Balance, January 31, 2022	252,595	1.44	353

At January 31, 2022, the following liability-classified share purchase warrants were outstanding:

Number of Warrants	Exercise Price US$	Expiry Date	Weighted average remaining contractual life (years)
252,595	1.44	August 6, 2022	0.51

37

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

13. Share Purchase Warrants (continued)

The fair value of warrant liabilities at January 31, 2022 was determined using the Black-Scholes option pricing model, using the following assumptions:

•	Risk free interest rate: 0.72%
•	Volatility: 84%
•	Market price of common shares on valuation date: $0.21
•	Expected dividends: Nil%
•	Expected life: 0.5 years
•	Exercise price: US$1.44

 (b) Equity-classified warrants

The following table summarizes the continuity of equity-classified share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price $
Balance, January 31, 2019	848,605	6.18
Granted (Notes 12(t), 12(u) and 12(v))	7,125,800	3.45
Expired	(26,513)	(4.47)

Balance, January 31, 2020	7,947,892	2.94
Granted (Notes 12(j), 12(k) and 12(m))	742,504	1.54
Exercised (Note 12(p))	(316,000)	(0.60)

Balance, January 31, 2021	8,374,396	2.90
Granted (Notes 12(c), 12(f), 12(g) and 12(h))	30,126,643	0.52
Expired	(7,241,912)	(2.98)

Balance, January 31, 2022	31,259,127	0.59

During the year ended January 31, 2022, the Company issued 438,095 share purchase warrants, valued at $239,002, to third parties for services rendered (2021 – nil; 2020 – nil).

On May 7, 2020, the Company amended the exercise price of the following outstanding warrants that were issued pursuant to private placements completed in 2019: 1,386,800 warrants issued on May 30, 2019 and expiring on May 29, 2021, 4,613,200 warrants issued on May 15, 2019 and expiring on May 14, 2021 and 695,000 warrants issued on April 8, 2019 and expiring on March 16, 2022. The exercise prices of these warrants were amended to $2.50 per warrant. Previous exercise prices were $3.00 and $3.50.

38

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

13. Share Purchase Warrants (continued)

At January 31, 2022, the following equity-classified share purchase warrants were outstanding:

Number of Warrants	Exercise Price $	Expiry Date

695,000	2.50	March 16, 2022
10,800	3.00	March 16, 2022
211,463	2.30	July 30, 2022
201,221	2.30	August 6, 2022
200,000	1.21	March 28, 2023
238,095	0.27	September 26, 2023
6,386,298	0.60	December 1, 2023
23,316,250	0.50	May 28, 2024
31,259,127

The fair values of equity-classified warrants issued pursuant to the exercise of special warrants (Note 12(c)) were estimated using the residual value method and allocated a fair value of $nil. The fair values of equity-classified warrants issued of $239,002 was recorded within consulting fees and promotion and marketing in the Company’s consolidated statements of comprehensive loss and estimated using the Black-Scholes option pricing model with the following assumptions:

•	Dates of grant: March 29 and September 27, 2021
•	Risk free interest rates: 0.24% to 0.53%
•	Volatilities: 97% to 98%
•	Market prices of common shares on grant date: $0.27 to $1.21
•	Expected dividends: Nil%
•	Expected life: Two (2) years
•	Exercise prices: $0.27 to $1.21

The fair values of equity-classified warrants issued pursuant to the Company’s financings (Notes 12(f), 12(g) and 12(h)) were estimated using the residual method.

14. Compensation Options

The following table summarizes the continuity of compensation options:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding, January 31, 2020	–	–	–
Granted	471,178	0.50	3.00

Outstanding and exercisable, January 31, 2021	471,178	0.50	2.83
Granted (Notes 12(f), 12(g) and 12(h))	2,015,625	0.40	3.00

Outstanding and exercisable, January 31, 2022	2,486,803	0.42	2.23

39

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

14. Compensation Options (continued)

At January 31, 2022, the following compensation options were outstanding and exercisable:

			Exercisable Into
Number of Compensation Options	Exercise Price $	Expiry Date	Common Shares	Share Purchase Warrants	Exercise Price	Expiry Date

471,178	0.50	December 2, 2023	537,143	537,143	$0.60	December 2, 2023
1,967,750	0.40	May 28, 2024	1,967,750	1,967,750	$0.50	May 28, 2024
47,875	0.50	May 28, 2024	47,875	–	–	–
2,486,803			2,552,768	2,504,893

The fair values of compensation options were determined using the Monte Carlo option pricing model, using the following assumptions:

•	Risk free interest rates: 0.50% to 0.61%
•	Volatility: 114% to 119%
•	Market prices of common shares on valuation date: $0.295 to $0.40
•	Expected dividends: Nil%
•	Expected life: Three (3) years
•	Exercise prices: $0.40 to $0.50

15. Long-term Incentive Plans

Effective October 1, 2019, the Company adopted a long-term incentive plan. Under this plan, the Company may grant share purchase options, RSUs, PSUs or deferred share units to its directors, officers, employees and consultants up to an amount as determined by the Company and will be no more than 10% of its outstanding common shares on a fully-diluted basis. RSUs, PSUs and deferred share units are settled in common shares. The exercise price of the share purchase options will be determined by the Company and will be no less than market price on grant date.

Effective June 29, 2018, the Company’s subsidiary, MedMelior, adopted a stock option plan. Under this plan, MedMelior may grant options to its directors, officers, employees and consultants up to an amount as determined by MedMelior The exercise price of the stock options will be determined by MedMelior.

40

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

15. Long-term Incentive Plans (continued)

(a) Restricted Stock Units

The following table summarizes the continuity of the Company’s RSUs:

Number of RSUs

Outstanding, January 31, 2019	–
Granted	275,000

Outstanding, January 31, 2020	275,000
Granted	30,000
Common shares issued on vesting (Notes 12(i) and 18)	(271,667)
Forfeited (Note 18)	(8,333)

Outstanding, January 31, 2021	25,000
Common shares issued on vesting (Note 12(a))	(15,000)

Outstanding, January 31, 2022	10,000

The fair value of share-based payment expense was determined using market value of the share price on grant date. RSUs are settled by delivery of a notice of settlement by the RSU holder or, if no notice of settlement is delivered, on the last vesting date. At January 31, 2022, no outstanding RSUs were vested (January 31, 2021 – nil). During the year ended January 31, 2022, the Company recognized $23,668 of share-based payments related to its RSUs (2021 - $219,360; 2020 - $171,011) within consulting fees and wages, salaries and employment expenses in its consolidated statements of comprehensive loss.

(b) Performance Stock Units

The following table summarizes the continuity of the Company’s PSUs:

Number of PSUs

Outstanding, January 31, 2019	–
Granted	75,000

Outstanding, January 31, 2020	75,000
Common shares issued on vesting (Notes 12(i) and 18)	(25,000)
Expired (Note 18)	(25,000)

Outstanding, January 31, 2022 and 2021	25,000

PSUs vested on March 31, 2021 and are settled by delivery of a notice of settlement by the PSU holder. At January 31, 2022, no outstanding PSUs were vested (January 31, 2021 – nil). During the year ended January 31, 2022, the Company recognized share-based compensation related to its PSUs of $nil (2021 – reversal of $6,359 due to non-market performance condition not being met; 2020 – expense of $61,013) within consulting fees in its consolidated statements of comprehensive loss.

41

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

15. Long-term Incentive Plans (continued)

(c) Share Purchase Options

The following table summarizes the continuity of the Company’s share purchase options:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding, January 31, 2019	1,369,183	4.60	3.26
Granted	807,500	3.19	4.38
Forfeited/cancelled	(704,183)	(5.01)	–

Outstanding, January 31, 2020	1,472,500	3.82	3.08
Granted (Note 18)	1,430,000	1.03	3.01
Granted pursuant to acquisition (Note 6(b))	856,880	3.05	0.35
Forfeited (Note 18)	(836,668)	(2.68)	–

Outstanding, January 31, 2021	2,922,712	2.56	2.19
Granted (Note 18)	1,270,000	0.48	2.41
Forfeited (Note 18)	(1,782,712)	(3.51)	–

Outstanding, January 31, 2022	2,410,000	0.76	1.98

Additional information regarding share purchase options as of January 31, 2022, is as follows:

Options Outstanding	Options Exercisable	Exercise Price $	Expiry Date

10,000	5,000	0.27	December 31, 2022
40,000	20,000	1.80	January 4, 2023
10,000	10,000	2.50	January 20, 2023
700,000	416,667	0.63	April 28, 2023
20,000	20,000	0.275	September 27, 2023
20,000	20,000	0.29	November 28, 2023
840,000	840,000	0.77	December 8, 2023
520,000	520,000	0.295	October 13, 2024
180,000	122,500	1.80	May 5, 2025
50,000	25,000	2.40	May 10, 2025
20,000	10,000	1.80	May 21, 2025
2,410,000	2,009,167

The fair value of share-based payment expense was estimated using the Black-Scholes option pricing model and the following assumptions:

•	Dates of grant: November 4, 2019 to November 29, 2021
•	Risk free interest rate: 0.20% to 1.46%
•	Volatility: 80% to 188%
•	Market price of common shares on grant date: $0.11 to $1.79
•	Expected dividends: Nil%
•	Expected life: One (1) to five (5) years
•	Exercise price: $0.15 to $3.22

42

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

15. Long-term Incentive Plans (continued)

Fair values of the options at each measurement date ranged between $0.11 to $1.64. For the year ended January 31, 2022, share-based payments related to share purchase options totaling $695,473 and have been recorded in the Company’s consolidated statements of comprehensive loss (2021 - $613,631; 2020 - $1,365,631). $195,305 of share-based payment expense have yet to be recognized and will be recognized in future periods.

(d) Share Purchase Options of MedMelior

The following table summarizes the continuity of MedMelior’s share purchase options:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding, January 31, 2021 and August 31, 2020 (date of acquisition (Note 6(b))	–	–	–
Granted (Note 18)	1,100,000	0.10	3.00

Outstanding, January 31, 2022	1,100,000	0.10	2.91

Additional information regarding share purchase options of MedMelior as of January 31, 2022, is as follows:

Options Outstanding	Options Exercisable	Exercise Price $	Expiry Date

1,100,000	275,000	0.10	December 28, 2024

The fair value of share-based payment expense was estimated using the Black-Scholes option pricing model and the following assumptions:

•	Date of grant: December 29, 2021
•	Risk free interest rate: 1.181%
•	Volatility: 90%
•	Market price of common shares on grant date: $0.83
•	Expected dividends: Nil%
•	Expected life: Three (3) years
•	Exercise price: $0.10

Fair value of the options at the measurement date was $0.75. For the year ended January 31, 2022, share-based payments related to share purchase options totaling $273,411 and have been recorded in the Company’s consolidated statements of comprehensive loss (2021 - $nil; 2020 - $nil). $548,439 of share-based payment expense has yet to be recognized and will be recognized in future periods.

43

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

16. Supplemental Cash Flow Disclosures

	January 31, 2022 $	January 31, 2021 $	January 31, 2020 $
Supplemental disclosures:
Interest paid	–	480,636	415,964
Non-cash investing and financing activities:
Common shares issued for services	115,500	1,351,808	185,129
Common shares issued for settlement of accounts payable	40,331	–	338,064
Common shares issued for loan origination fees	–	–	20,000
Common shares issued for conversion of debentures	–	102,389	261,821
Common shares issued as share issue costs	724,690	–	1,996,000
Common shares issued for asset acquisition	–	16,666,666	–
Common shares and share purchase warrants issued on exercise of special warrants	2,794,868	–	–
Common shares, share purchase options and share purchase warrants issued for asset acquisition	–	6,252,180	–
Compensation options granted as share issue costs	896,466	–	–
Warrants issued for finder’s fee	–	103,549	1,001,565

17. Loss on Impairments and Write-off of Inventory and Other

(a)

On September 19, 2019, the Company entered into a loan agreement with principal amount of €150,000, term of six months and interest rate of 18% per annum. On January 31, 2020, the Company impaired the loan receivable and accrued interest. A loss on impairment of $176,450 has been included in the consolidated statements of comprehensive loss for the year ended January 31, 2020.

(b)

In February 2020, the Company terminated the acquisition of IAMHEALTH CBD UG (“IAH”). The Company impaired an advance made to IAH and recorded a loss on impairment of $36,635 in its consolidated statements of comprehensive loss.

(c)

In May 2019, the Company advanced $1,441,600 to SolMic GmbH (“Solmic GmbH”), a Dusseldorf, Germany based developer and manufacturer of nutraceuticals, cosmeceuticals, and pharmaceuticals for its initial production order for micellized cannabinoid solution. Solmic GmbH entered into insolvency proceedings and has been restructured. The Company recorded a write-off of $1,441,600 in its consolidated statements of comprehensive loss as at January 31, 2020.

44

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

18. Related Party Transactions

Key Management Compensation

Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company and includes the chief executive officer, chief operating officer, chief financial officer and chief medical officer. During the year ended January 31, 2022, compensation of key management and directors, including former key management and directors, of the Company totaled $1,755,811 (2021 – $1,558,585; 2020 – $1,509,822), and consisted of salaries, consulting fees, directors’ fees and share-based payments. During the year ended January 31, 2022:

•	700,000 stock options were granted to directors, officers and a former officer (2021 – 1,200,000; 2020 – 6,950,000),
•	896,965 stock options for former officers and a former director were forfeited (2021 – 256,250; 2020 – nil),
•	1,000,000 stock options were granted by MedMelior to directors and officers (2021 – nil; 2020 – not applicable),
•	No common shares were issued to former officers and directors pursuant to vesting of RSUs and PSUs (2021 – 291,667; 2020 – nil), and
•	No RSUs and PSUs for former officers and director were forfeited (2021 – 33,334; 2020 – nil). 2,750,000 RSUs and 750,000 PSUs were granted to key management and directors during the year ended January 31, 2020.

Pursuant to the Amalgamation (Note 6(b)), 582,620 stock options were granted to officers, a director and a former officer of MedMelior, upon which the MedMelior stock options held by such individuals terminated. These stock options expired on June 30, 2021.

As at January 31, 2022, the Company owed $144,867 to current and former key management and directors (January 31, 2021 - $661,660) and accounts payable and accrued liabilities include $466,363 owed to a former pre-Amalgamation director of MedMelior (January 31, 2021 - $206,610). During the year ended January 31, 2022, settlement and legal provisions expense related to this former director of MedMelior totalled $313,470.

19. Income Tax

T he following schedule reconciles the expected income tax expense (recovery) at the Canadian combined federal and provincial statutory rate of 27% (2021 - 27%) to the amounts recognized in the consolidated statements of comprehensive loss:

	January 31, 2021 $	January 31, 2021 $	January 31, 2020 $

Net loss before taxes	(11,992,508)	(36,350,790)	(19,588,762)
Statutory rate	27.00%	27.00%	27.00%

Expected tax recovery	(3,237,977)	(9,814,710)	(5,288,966)
Foreign tax rate differences	(139,857)	219,740	(36,227)
Permanent differences and other	340,070	115,020	194,935
Write-off and impairments	302,806	3,017,450	–
Abandoned assets	–	52,490	–
Change in deferred tax assets not recognized	2,901,624	6,410,010	5,130,258

Income tax expense	166,666	–	–

45

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

19. Income Tax (continued)

The Company’s income tax expense is allocated as follows:

	2022 $	2021 $

Current tax expense	166,666	–
Deferred tax expense	–	–

	166,666	–

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	2022 $	2021 $

Tax loss carryforwards – CDA	50,216,400	33,038,280
Tax loss carryforwards - USA	474,030	539,080
Tax loss carryforwards – Europe	–	839,770
Tax loss carryforwards – Australia	12,080	434,550
Tax loss carryforwards – Hong Kong	73,160	–
Intangible assets	15,339,660	17,472,600
Property and equipment	8,120	49,740
Financing costs	5,138,660	5,242,820
Capital loss	5,184,180	4,605,190

Total unrecognized deductible temporary differences	76,446,290	62,222,030

As at January 31, 2022, the Company’s US net operating loss carryforwards total $474,030 (2021 - $539,080) which have no expiry date. Financing fees will be fully amortized in 2026. The remaining unrecognized deferred tax assets will carry forward indefinitely.

The Company’s unrecognized Canadian non-capital income tax losses expire as follows:

Expiry Date	Non-Capital Loss $

2031	63,525
2032	657,883
2034	687,128
2035	1,499,363
2036	4,769,156
2037	1,267,151
2038	1,169,742
2039	4,937,403
2040	11,050,992
2041	9,067,088
2042	15,046,969

50,216,400

46

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

19. Income Tax (continued)

As at January 31, 2022, the Company accrued an amount of $344,492 related to late filing penalties regarding forms required to be filed in the US.

20. Joint Venture

On December 17, 2018, the Company entered into a joint venture arrangement whereby the Company holds 50% of the issued and outstanding shares of Pivot-Cartagena Joint Venture Inc. (“Pivot-Cartagena JV). Pivot-Cartagena JV was incorporated to develop and commercialize cannabis-infused non-alcoholic beverages using the industry expertise of its joint venture partner. The Company and its joint venture partner each have 50% interest in the net assets and net income or loss of Pivot-Cartagena JV. On October 27, 2021, the Pivot-Cartagena JV was dissolved. There was no impact on the consolidated financial statements on the dissolution.

21. Commitments and Contingencies

(a)

In September 2019, the Company was served with a claim from Green Stream Botanicals Corp. for a finder’s fee in the amount of $600,000 in relation to non-brokered private placements totaling $15 million completed in May 2019. In July 2020, the Company settled this claim for $120,000. For the year ended January 31, 2021, the Company recorded a settlement of legal claim of $120,000 within the consolidated statements of comprehensive loss.

(b)

In November 2019, the Company’s former Chief Executive Officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment. The former Chief Executive Officer is seeking payment of amounts totaling approximately $1 million, exercisability of his stock options until the original expiry dates, issuance of 600,000 stock options and an order that the Company not issue further common shares. The Company believes the claim is unfounded and intends to vigorously defend these claims.

(c)

In January 2020, an injunction was filed against the Company in the Superior Court of Quebec by Bio V Pharma Inc. (“BioV”) seeking provisional orders in respect of the premises sub-leased at 285 Kesmark Street and damages of approximately $395,000. In January 2021, this injunction was discontinued pursuant to the sale of Pivot (Note 5(b)).

(d)

In March 2021, Olymbec Development Inc. (“Olymbec”) filed a judicial demand before the Superior Court (Civil Division) of Quebec and a judgement for a safeguard order was obtained by Olymbec against Pivot, a former subsidiary, and the Company, as guarantor of the lease at 285-295 Kesmark Street, Quebec (the “Lease”), ordering Pivot and the Company to jointly pay the full amount of the lease on the first day of each month. In May 2021, a judgement for a safeguard order was issued ordering Pivot and the Company to provide post-dated cheques for monthly lease payments for the months of June through November 2021. In June 2021, a judgement granted Pivot and the Company until June 30, 2021 to pay the outstanding lease totaling $124,223 and to deliver post-dated cheques each in the amount of $49,410.51 for monthly lease payments for the months of July through November 2021 (completed). Olymbec is also claiming administrative fees of approximately $36,500 resulting from Pivot’s default on its monthly lease. The Company is assessing options available to contest the judicial demand from Olymbec and mitigate its damages. The Company has not accrued any amounts as of January 31, 2022 as management has assessed the likelihood of payment to be unlikely.

47

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

21. Commitments and Contingencies (continued)

(e)

The Company is a guarantor on the Lease (Notes 9 and 21(d)), which was assigned together with the sale of Pivot (Note 5(b)) pursuant to which the Company has recorded a financial guarantee liability of $1,083,295 (January 31, 2021 - $182,200) based on its best estimate of potential future loss.

In October 2021, the Company filed an application for a bankruptcy order (“Application”) against Pivot in the Superior Court (Commercial Division) of Quebec. Pivot is the lessee of the “Lease and had not met its Lease liabilities during the year ended January 31, 2022 upon which the Company, as guarantor, was required to meet following the safeguard orders issued by the Superior Court (Civil Division) of Quebec (Note 21(d)). In March 2022, the Company and Pivot signed a settlement agreement pursuant to which Pivot would make a lump sum payment of $300,000 to the Company as follows: $150,000 on or before April 1, 2022 (completed) and $150,000 on or before May 31, 2022 (the “Transaction”), which was homologated by the Superior Court (Commercial Division) of Quebec on March 28, 2022.

(f)

The Company and MedMelior were named as defendants in a lawsuit filed in the Supreme Court of the State of New York, New York County, by MedMelior’s former pre-Amalgamation director pursuant to which a verified complaint was filed on January 20, 2022 seeking compensatory and punitive damages in amounts believed by the Company to be in excess of US$2 million and US$10 million, respectively. During March 2022, the Company filed a motion to dismiss the verified complaint on the basis of inconvenient forum and for lack of jurisdiction. The Company is aware that, on April 29, 2022, this former director filed a separate, parallel action against, among others, the Company and MedMelior in the United States District Court for the Southern District of New York, asserting substantially the same claims as in the state-court action. The Company believes both claims to be unfounded.

(g)

In January 2022, a statement of claim was filed against the Company by a third party for breach of a marketing contract in the amount of $64,500, which has been included in accounts payable and accrued liabilities, plus interest and costs. The Company denies the claim and has filed a statement of defense and counterclaim in April 2022.

(h)

At January 31, 2022, certain of the Company’s research and development programs, with a total contracted amount of $5.47 million, were in progress of which the Company has paid $2.48 million and a further $2.98 million remains to be paid in future periods.

22. Operating Segment

The Company operates in one industry segment, development and commercialization of patented, differentiated and premium quality pharmaceuticals within one geographical area. All of the Company’s long-lived assets are located in Canada.

23. Fair Value Measurements

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of the significant inputs to the measurement, as follows:

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BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

23. Fair Value Measurements (continued)

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and,
•	Level 3: unobservable inputs for the assets or liabilities.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level.

The carrying values of cash, amounts receivable, due to related parties and amounts payable and accrued liabilities approximate the fair values due to the short-term nature of these items. The fair value of the convertible debentures, financial guarantee liability and loans payable is partially derived from market interest rates. The risk of material change in fair value is not considered to be significant due to a relatively short-term nature. The Company does not use derivative financial instruments to manage this risk.

The following is an analysis of the Company’s financial assets and liabilities at fair value as at January 31, 2022 and 2021:

	As at January 31, 2022
	Level 1 $	Level 2 $	Level 3 $

Cash	173,513	–	–
Amounts receivable	–	324,993	–

Total financial assets	173,513	324,993	–

Accounts payable and accrued liabilities	–	3,341,261	–
Due to related parties	–	144,867	–
Financial guarantee liability	–	–	1,083,295
Convertible debentures	–	237,880	–
Loans payable	–	74,559	–
Warrant liabilities	–	–	353

Total financial liabilities	–	3,798,567	1,083,648

	As at January 31, 2021
	Level 1 $	Level 2 $	Level 3 $

Cash	154,722	–	–
Amounts receivable	–	520,122	–

Total financial assets	154,722	520,122	–

Accounts payable and accrued liabilities	–	4,503,217	–
Due to related parties	–	661,660	–
Financial guarantee liability	–	182,200	–
Convertible debentures	–	500,000	–
Warrant liabilities	–	–	131,603

Total financial liabilities	–	5,847,077	131,603

There were no transfers between level 1, 2 and 3 inputs during the year.

49

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

24. Management of Financial Risk

The Company’s financial instruments are exposed to certain risks as summarized below:

(a) Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held through reputable financial institutions in Canada, U.S. and Australia. The carrying amount of cash represent the maximum exposure to credit risk. As at January 31, 2022, this amounted to $173,513.

(b) Interest rate risk

Interest rate risk is the risk that fair values or cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet is financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure (Note 25). Accounts payable and accrued liabilities, due to related parties and other liabilities are due within the current operating period.

The table below summarizes the maturity profile of the Company’s financial liabilities at January 31, 2022 based on contractual undiscounted payments:

	0 – 12 Months $	Over 12 Months $
Accounts payable and accrued liabilities	3,341,261	–
Due to related parties	144,867	–
Financial guarantee liability	218,780	864,515
Convertible debentures	237,880	–
Warrant liabilities	353	–
Loans payable	40,000	34,559

(d) Currency risk

Currency risk is the risk of loss due to fluctuation of foreign exchange rates and the effects of these fluctuations on foreign currency denominated monetary assets and liabilities. A 5% change in exchange rates will increase or decrease the Company’s loss by approximately $89,800. The Company does not invest in derivatives to mitigate these risks.

50

BETTERLIFE PHARMA INC. Notes to the Consolidated Financial Statements For the Years Ended January 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)

25. Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and commercialization of patented, differentiated and premium quality pharmaceuticals, and to maintain a flexible capital structure. The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its assets. To maintain or adjust its capital structure, the Company may issue new common shares or debentures, acquire or dispose of assets or adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. In order to maximize ongoing development efforts, the Company does not pay out dividends. There are no external restrictions on the Company’s capital.

26. Events After the Reporting Date

(a)

In March 2022, the Company issued 155,000 common shares to third parties. 152,500 common shares were issued for services rendered and 2,500 common shares were issued pursuant to vesting of restricted stock units. The Company also granted 2,100,000 stock options to officers, directors and a consultant, with exercise price of $0.17 and maturing on February 28, 2025.

(b)	In March 2022, MedMelior’s name was changed from Altum Pharmaceuticals Inc.

(c)	Subsequent to January 31, 2022, subscription proceeds of US$295,000 were received by MedMelior.

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